SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UNVEILS
14%
 CAPACITY REDUCTIONS AT
LONDON
 STANSTED THIS WINTER ('08/'09)

Ryanair,
London

Stansted

Airport
's largest airline today (Thursday 17
th
 July, 2008) announced substantial capacity cutbacks at Stansted for its Winter Schedule ('08/09). Ryanair, which last Winter had 36 aircraft based at Stansted, will this Winter reduce that number to 28 aircraft (a 25% reduction), and an approximate 14% reduction in the number of weekly flights from over 1,850 per week last year to just under 1,600 this year. Ryanair estimates that its traffic at London Stansted will decline this Winter by some 900,000 passengers compared to last Winter's schedule.

Ryanair's decision to cut back capacity at Stansted is for the following reasons:

  London Stansted is the most expensive of Ryanair's 28 bases.

  The
  BAA

  Airport
   monopoly has again increased airport charges by 15% this year, on top of a 100% increase last year.

  The total failure of the inadequate CAA regulatory regime to control these unjustified cost increases or to persuade BAA Stansted to meet the needs of its low fare airline users.

  The fact that oil prices have risen to $140 a barrel.

Ryanair confirmed that it will lose less money this Winter by sitting these 8 aircraft on the ground, rather than flying them at an expensive airport like BAA Stansted, during the Winter when fares are extremely low, but oil prices remain stubbornly high. Ryanair confirmed that it had written to BAA Stansted in recent weeks offering to operate these aircraft/flights this Winter in return for a substantial discount on airport charges applicable to these flights for the Winter season only. Like most monopolies, the BAA dismissed Ryanair's reasonable requests out of hand. The BAA would rather impose high airport charges and have fewer passengers, rather than working with airline customers to lower costs and keep people flying during a Winter of crisis in the airline industry.

Announcing these cutbacks in
London
 this morning, Ryanair's C
EO
, Michael O'Leary said:

"These Winter
S
chedule cutbacks, which are significantly greater than those of last
W
inter, show just how damaging the
BAA

Airport
 monopoly has become to
consumers and the best
 interests of
London
 and
UK
 tourism and the economy generally. Like most monopolies, the BAA continues to increase costs at three times
 the rate of inflation, while delivering
miserable
 service and inadequate facilities. Passengers continue to suffer long queues at security and passport control and frequent baggage belt failures
at Stansted because the BAA refuses to staff
or operate
these facilities
adequately
.

"These cutbacks
reaffirm
 the abject failure of Harry Bush and his
inadequate
 regulatory team in the CAA who have repeatedly failed to
restrain the BAA's high charges
, price increases
 or to encourage them to meet the reasonable requirements of Stansted users by
 develop
ing
 the efficient facilities we need and are willing to pay for.

"
When
 a regulated monopoly makes it more profitable for airlines to sit aircraft on the ground rather than fly them through the winter
, then obviously the CAA's laughable regulatory regime has failed
. The BAA Stansted's rejection of Ryanair discount plan for this Winter proves
 yet again
 why
 the BAA monopoly should be broken up and replace
d
 with three competing London airports whose
 primary
 focus w
ill
 be on stimulating traffic and developing low cost efficient facilities
,
 which their customer airlines want and are willing to pay for.

"We hope that the Competition Commission report will in due course support Ryanair's call for the break up of the high cost
BAA monopoly, and replace the inadequate and failed CAA regulatory regime with competing airports and better still
 competing terminals at the main London airports.
  Monopoly airports and the CAA's regulatory regime have delivered high prices and awful facilities. It is time we allowed competition to deliver where monopolies have failed".

An example of these cutbacks is set out below:

LONDON
 STANSTED WINTER '08/'09 CUTBACKS

	Winter ' 07/ ' 08	Winter ' 08/ ' 09
Base Aircraft	36	28	(-22%)
Weekly Flights	1,860	1,590	(-1 4%)
Samples: Dublin	58	50	(-14%)
Glasgow	29	20	(-31%)
Rome CIA	35	28	(-20%)

In addition Ryanair is also announcing 6 new routes this Winter from Stansted to Winter sun destinations including: Fuerteventura (Canaries), Ibiza, Tenerife,
Malaga
, as well as
Katowice
 (
Poland
) and
Basel
 in
Switzerland
.  These new routes are included in the above schedule, as part of the overall capacity reduction.

Destination	Weekly Frequency	Start Date
Malaga	3	28 th Oct'08
Fuerteventura	3	28 th Oct'08
Tenerife South	3	28 th Oct'08
Ibiza	3	28 th Oct'08
Katowice	7	27 th Oct'08
Basel	3	21 st Dec'08

Ends.

                     Thursday, 17
th
 July 2008

For further information
please contact:

Stephen McNamara

     Pauline
McAlester

                             Ryanair Ltd

Murray
 Consultants

    Tel: +353-1-8121212

    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  17 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director